UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

SURNA, INC.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

86887P101

(CUSIP Number)

Brandy Keen

1780 55th St., Ste. C

Boulder, CO 80301

303-993-5271

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00771R 107	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brandy Keen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (Exchange of Securities)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power 17,594,835 shares
Shares Beneficially Owned by Each	8.	Shared Voting Power 0
Reporting Person With	9.	Sole Dispositive Power 17,594,835 shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,594,834 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 17.70%(1)(2)
14.	Type of Reporting Person (See Instructions) IN

(1) Based on 99,375,000 shares of common stock outstanding on April 11, 2014, as set forth in the Issuer’s 2013 Annual Report on Form 10-K filed with the SEC on April 15, 2014.

(2) Excludes an additional 17,594,835 shares of Preferred Stock issued pursuant to the Merger. Each share of Preferred Stock has the following terms and designations: The shares are designated as Series A Preferred Stock (the “Share(s)”). Each Share shall have one vote equivalent to one vote of common stock. The Shares have no conversion rights, preemptive rights or dividend rights. The par value of each Share is $0.00001. Also excludes options to purchase 1,544,400 shares of common stock on the following terms: The option price for each share is $0.25 and the options expire March 18, 2017.

CUSIP No. 00771R 107	Page 3 of 5

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.00001 par value per share (“Common Stock”), of Surna Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1780 55th St., Boulder, Colorado 80301.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed on behalf of Brandy Keen (the “Reporting Person”)

(b)	The business address of the Reporting Person is c/o the Issuer at 1780 55th St., Boulder, Colorado 80301.

(c)	The Reporting Person is a 10% beneficial owner of the Issuer.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

As reported by the Issuer in its Form 8-K filed with the SEC on March 28, 2014, the Reporting Person acquired the shares of the Issuer pursuant to the terms of a Merger Agreement with Safari Resource Group, Inc. (the “Merger”). At the closing of the Merger, the Reporting Person received: (i) 17,594,835 shares of the Issuer’s common stock and (ii) 17,594,835 shares of the Issuer’s Preferred Stock.

Item 4. Purpose of Transaction.

The Reporting Person acquired the shares of Common and Preferred Stock of the Issuer as a result of the Merger described in Item 3 above.

Other than as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer’s business or corporate structure; (vi) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (ix) any action similar to any of those enumerated above.

CUSIP No. 00771R 107	Page 4 of 5

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person is deemed the beneficial owner of 19,139,235 shares of Common Stock of the Issuer representing 17.70% of the Common Stock of the Issuer outstanding as of the date of this filing. This number includes: (i) 17,594,835 shares of Common Stock currently owned by Reporting Person; and (ii) 1,544,400 currently exercisable options.

(b)	The Reporting Person has sole voting power over 17,594,835 shares of the Common Stock and shared voting power over 0 shares of the Common Stock. It has sole dispositive power over 17,594,835 shares of the Common Stock and shared dispositive power over 0 shares of the Common Stock. The Reporting Person has sole voting power over 17,594,835 shares of the Series A Preferred Stock and shared voting power over 0 shares of the Series A Preferred Stock. It has sole dispositive power over 17,594,835 shares of the Series A Preferred Stock and shared dispositive power over 0 shares of the Series A Preferred Stock.

(c)	Except as reported above in Item 3, the Reporting Person has not affected any transactions in the Common or Series A Preferred Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreement referred to herein is incorporated herein by reference.

The Reporting Person holds 1,544,400 currently exercisable options purchase shares of Common Stock. Other than as set forth herein, the Reporting Person has no interest in any securities of the Issuer. There is no agreement to issue to the Reporting Person additional securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

CUSIP No. 00771R 107	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2014

/s/ Brandy Keen
Brandy Keen